UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TAIWAN LIPOSOME COMPANY, LTD.
 (Name of Issuer)

Common Shares, par value NT$10 per share
 (Title of Class of Securities)

8740381021
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

1  This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”).  Each one ADS represents two Common Shares.

SCHEDULE 13G
CUSIP No. 874038102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
KARST PEAK CAPITAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,255,572

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,255,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,255,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

SCHEDULE 13G
CUSIP No. 874038102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
ADAM GREGORY LEITZES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,255,572

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,255,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,255,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
Page 4 of 9 Pages

Item 1(a).              Name of Issuer:

Taiwan Liposome Company, Ltd. (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, according to the Issuer’s prospectus on Form 424B4, filed November 26, 2018.

Item 1(b).              Address of Issuer’s Principal Executive Offices:

11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan 11503

Item 2(a).              Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Karst Peak Capital Limited (“Karst Peak Capital”); and

ii) Adam Gregory Leitzes (“Mr. Leitzes”).

This Statement relates to Shares (as defined herein) held for the accounts of Karst Peak Asia Master Fund, a Cayman Islands entity (the “Asia Fund”); Karst Peak Select Master Fund, a Cayman Islands entity (the “Select Fund”); and Vermilion Peak Master Fund, a Cayman Islands entity (the “Vermilion Fund”).  Karst Peak Capital serves as investment manager to each of the Asia Fund, the Select Fund, and the Vermilion Fund.  Mr. Leitzes is Chief Investment Officer, Director, and sole owner of Karst Peak Capital.  In such capacities, Karst Peak Capital and Mr. Leitzes may be deemed to have voting and dispositive power over the Shares held for the accounts of the Asia Fund, the Select Fund, and the Vermilion Fund.

Item 2(b).             Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Kinwick Centre, Suite 1705, 32 Hollywood Road, Central, Hong Kong.

Item 2(c).              Citizenship:

i) Karst Peak Capital is a company incorporated in Hong Kong with limited liability; and
ii) Mr. Leitzes is a United States citizen.

Item 2(d).              Title of Class of Securities:

Common shares, par value NT$10 per share (the “Shares”)

Item 2(e).              CUSIP Number:

874038102 (This CUSIP number applies to the Issuer’s ADSs)

Item 3.                  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(j) [X] A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

If filing in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  § 240.13d-1(b)(1)(ii)(E) (investment adviser)

SCHEDULE 13G
Page 5 of 9 Pages

Item 4.                   Ownership:
Item 4(a).              Amount Beneficially Owned:

As of December 31, 2018, each of the Reporting Persons may be deemed the beneficial owner of 6,255,572 Shares.  This amount includes: (i) 2,524,000 Shares and 353,910 ADSs, each one of which represents two Shares, held for the account of Asia Fund; (ii) 961,642 Shares held for the account of Select Fund; and (iii) 1,632,000 Shares and 215,055 ADSs, each one of which represents two Shares, held for the account of Vermilion Fund.

Item 4(b).              Percent of Class:

As of December 31, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.8% of Shares outstanding. (This percentage is based on 64,045,134 Shares outstanding, based on information from the Issuer.)

Item 4(c).              Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	6,255,572
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	6,255,572

Item 5.                   Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain persons listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Asia Fund relates to more than 5% of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                   Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                   Notice of Dissolution of Group:

This Item 9 is not applicable.

SCHEDULE 13G
Page 6 of 9 Pages

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Karst Peak Capital Limited, registered with the Securities & Futures Commission of Hong Kong as a Type 9 (asset management) licensed corporation, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G
Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Karst Peak Capital Limited

By:	/s/ Adam Gregory Leitzes
Name:	Adam Gregory Leitzes
Title:	Chief Investment Officer and Director

Adam Gregory Leitzes

/s/ Adam Gregory Leitzes

February 14, 2019

SCHEDULE 13G
Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9

SCHEDULE 13G
Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common shares, par value NT$10 per share, of Taiwan Liposome Company, Ltd. dated as of February 14, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Karst Peak Capital Limited

By:	/s/ Adam Gregory Leitzes
Name:	Adam Gregory Leitzes
Title:	Chief Investment Officer and Director

Adam Gregory Leitzes

/s/ Adam Gregory Leitzes

February 14, 2019